TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the six-month periods
ended September 30, 2004 and 2005

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2005 and September 30, 2005

-------------------------------------------------------------------------------------------------------------------
                                                     ASSETS
                                                     ------


                                                                                                  U.S. dollars
                                                                                                  in millions
                                                                      Yen in millions               (Note 4)
                                                          ------------------------------------   ---------------
                                                               March 31,        September 30,     September 30,
                                                                  2005              2005               2005
                                                          -----------------  -----------------   ---------------
Current assets
   Cash and cash equivalents                              (Yen)   1,483,753  (Yen)   1,695,897       $   14,983
   Time deposits                                                     63,609             59,988              530
   Marketable securities (Note 5)                                   543,124            517,784            4,574
   Trade accounts and notes receivable, less allowance for
     doubtful accounts of (Yen)18,656 million as of March 31,
     2005 and (Yen)19,063 million ($168 million) as of
     September 30, 2005                                           1,616,341          1,414,966           12,501
   Finance receivables, net                                       3,010,135          3,157,323           27,894
   Other receivables                                                438,676            459,202            4,057
   Inventories                                                    1,306,709          1,443,333           12,751
   Deferred income taxes                                            475,764            498,101            4,401
   Prepaid expenses and other current assets                        501,994            539,584            4,767
                                                          -----------------  -----------------      -----------
             Total current assets                                 9,440,105          9,786,178           86,458
                                                          -----------------  -----------------      -----------

Noncurrent finance receivables, net                               3,976,941          4,547,430           40,175
                                                          -----------------  -----------------      -----------

Investments and other assets
   Marketable securities and other securities investments
     (Note 5)                                                     2,704,142          2,951,968           26,080
   Affiliated companies                                           1,570,185          1,663,859           14,699
   Employees receivables                                             49,538             73,518              650
   Other                                                            798,506            797,201            7,043
                                                          -----------------  -----------------      -----------
             Total investments and other assets                   5,122,371          5,486,546           48,472
                                                          -----------------  -----------------      -----------

Property, plant and equipment
   Land                                                           1,182,768          1,204,454           10,641
   Buildings                                                      2,935,274          3,051,281           26,957
   Machinery and equipment                                        7,897,509          8,052,513           71,142
   Vehicles and equipment on operating leases (Note 6)            1,828,697          2,240,308           19,792
   Construction in progress                                         214,781            339,242            2,997
                                                          -----------------  -----------------      -----------
                                                                 14,059,029         14,887,798          131,529
   Less - Accumulated depreciation                               (8,263,435)        (8,450,360)         (74,656)
                                                          -----------------  -----------------      -----------
             Property, plant and equipment, net                   5,795,594          6,437,438           56,873

             Total assets                                 (Yen)  24,335,011  (Yen)  26,257,592      $   231,978
                                                          =================  =================      ===========



        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
March 31, 2005 and September 30, 2005

-------------------------------------------------------------------------------------------------------------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
                                       ------------------------------------


                                                                                                  U.S. dollars
                                                                                                  in millions
                                                                      Yen in millions               (Note 4)
                                                          ------------------------------------   ---------------
                                                               March 31,        September 30,     September 30,
                                                                  2005              2005               2005
                                                          -----------------  -----------------   ---------------
Current liabilities
   Short-term borrowings                                  (Yen)   2,381,827  (Yen)   2,769,166      $    24,465
   Current portion of long-term debt                              1,150,920          1,484,076           13,111
   Accounts payable                                               1,856,799          1,823,606           16,111
   Other payables                                                   693,041            705,410            6,232
   Accrued expenses                                               1,289,373          1,409,570           12,453
   Income taxes payable                                             292,835            260,320            2,300
   Other current liabilities                                        562,411            622,458            5,499
                                                          -----------------  -----------------      -----------
             Total current liabilities                            8,227,206          9,074,606           80,171
                                                          -----------------  -----------------      -----------

Long-term liabilities
   Long-term debt                                                 5,014,925          5,307,694           46,892
   Accrued pension and severance costs                              646,989            644,518            5,694
   Deferred income taxes                                            811,670            910,586            8,045
   Other long-term liabilities                                       84,342            100,635              889
                                                          -----------------  -----------------      -----------
             Total long-term liabilities                          6,557,926          6,963,433           61,520
                                                          -----------------  -----------------      -----------

Minority interest in consolidated subsidiaries                      504,929            526,788            4,654
                                                          -----------------  -----------------      -----------

Shareholders' equity
   Common stock, no par value,
    authorized: 9,740,185,400 shares at March 31, 2005
    and at September 30, 2005;
    issued: 3,609,997,492 shares at March 31, 2005
    and at September 30, 2005                                       397,050            397,050            3,508
   Additional paid-in capital                                       495,707            495,580            4,378
   Retained earnings                                              9,332,176          9,771,972           86,332
   Accumulated other comprehensive income (loss)                    (80,660)           187,280            1,655
  Treasury stock, at cost
    341,918,553 shares at March 31, 2005 and
    357,297,548 shares at September 30, 2005                     (1,099,323)        (1,159,117)         (10,240)
                                                          -----------------  -----------------      -----------
             Total shareholders' equity                           9,044,950          9,692,765           85,633
                                                          -----------------  -----------------      -----------

Commitments and contingencies (Note 9)

             Total liabilities and shareholders' equity   (Yen)  24,335,011  (Yen)  26,257,592      $   231,978
                                                          =================  =================      ===========



        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the six-month periods ended September 30, 2004 and 2005

-------------------------------------------------------------------------------------------------------------------


                                                                                                  U.S. dollars
                                                                                                  in millions
                                                                     Yen in millions                (Note 4)
                                                          ------------------------------------  -----------------
                                                                                                For the six-month
                                                             For the six-month periods ended       period ended
                                                                      September 30,                September 30,
                                                          ------------------------------------  -----------------
                                                                2004                2005               2005
                                                          -----------------  -----------------  -----------------
Net revenues
   Sales of products                                      (Yen)   8,651,257  (Yen)   9,500,166      $    83,931
   Financing operations                                             374,408            452,994            4,002
                                                          -----------------  -----------------      -----------
                                                                  9,025,665          9,953,160           87,933
                                                          -----------------  -----------------      -----------

Costs and expenses
   Cost of products sold                                          6,961,521          7,710,268           68,117
   Cost of financing operations (Note 7)                            177,728            270,944            2,394
   Selling, general and administrative                            1,020,167          1,162,457           10,270
                                                          -----------------  -----------------      -----------
                                                                  8,159,416          9,143,669           80,781
                                                          -----------------  -----------------      -----------

                Operating income                                    866,249            809,491            7,152
                                                          -----------------  -----------------      -----------

Other income (expense)
   Interest and dividend income                                      33,128             46,955              415
   Interest expense                                                  (7,944)           (11,048)             (98)
   Foreign exchange gain, net (Note 7)                                6,196              5,584               49
   Other income, net                                                 15,586              5,015               44
                                                          -----------------  -----------------      -----------
                                                                     46,966             46,506              410
                                                          -----------------  -----------------      -----------

Income before income taxes, minority interest
   and equity in earnings of affiliated companies                   913,215            855,997            7,562
                                                          -----------------  -----------------      -----------
Provision for income taxes                                          361,338            325,116            2,872
                                                          -----------------  -----------------      -----------

Income before minority interest and equity in
   earnings of affiliated companies                                 551,877            530,881            4,690
Minority interest in consolidated subsidiaries                      (26,652)           (31,003)            (274)
Equity in earnings of affiliated companies                           58,813             70,642              624
                                                          -----------------  -----------------      -----------

                Net income                                (Yen)     584,038  (Yen)     570,520      $     5,040
                                                          =================  =================      ===========



                                                                                                  U.S. dollars
                                                                           Yen                      (Note 4)
                                                          ------------------------------------  -----------------
Net income per common share (Note 11)
   -Basic                                                 (Yen)      176.32  (Yen)      175.13      $      1.55
                                                          =================  =================      ===========
   -Diluted                                               (Yen)      176.28  (Yen)      175.10      $      1.55
                                                          =================  =================      ===========
Interim cash dividends per common share                   (Yen)       25.00  (Yen)       35.00      $      0.31
                                                          =================  =================      ===========


        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Shareholders' Equity
For the six-month periods ended September 30, 2004 and 2005

------------------------------------------------------------------------------------------------------------------------------------

                                                                           Yen in millions
                                      ----------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                      Additional                        other         Treasury            Total
                                          Common        paid-in        Retained      comprehensive      stock,        shareholders'
                                           stock        capital        earnings      income (loss)     at cost           equity
                                       ------------   ------------  --------------   ------------  ---------------   --------------
Balances at March 31, 2004             (Yen)397,050   (Yen)495,179  (Yen)8,326,215  (Yen)(204,592)  (Yen)(835,285)    (Yen)8,178,567
                                       ------------   ------------  --------------  --------------  ---------------   --------------
Issuance during the period                                    (748)                                                            (748)
Comprehensive income:
   Net income                                                              584,038                                          584,038
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                        119,499                           119,499
     Unrealized losses on securities,
       net of reclassification adjustments                                                (55,051)                          (55,051)
     Minimum pension liability adjustments                                                  5,767                             5,767
   Total comprehensive income                                                                                               654,253
                                                                                                                      -------------
Dividends paid                                                             (83,250)                                         (83,250)
Purchase and reissuance of common stock                                                                   (206,746)        (206,746)
                                       ------------   ------------  --------------   -------------  ----------------  --------------
Balances at September 30, 2004         (Yen)397,050   (Yen)494,431  (Yen)8,827,003   (Yen)(134,377) (Yen)(1,042,031)  (Yen)8,542,076
                                       ============   ============  ==============   =============  ================  ==============

Balances at March 31, 2005             (Yen)397,050   (Yen)495,707  (Yen)9,332,176   (Yen)(80,660) (Yen)(1,099,323)  (Yen)9,044,950
                                       ------------   ------------  --------------   ------------  ---------------   --------------
Issuance during the period                                    (127)                                                            (127)
Comprehensive income:
   Net income                                                              570,520                                          570,520
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                        138,270                           138,270
     Unrealized gains on securities,
       net of reclassification adjustments                                                129,991                           129,991
     Minimum pension liability adjustments                                                   (321)                             (321)
   Total comprehensive income                                                                                               838,460
                                                                                                                     --------------
Dividends paid                                                            (130,724)                                        (130,724)
Purchase and reissuance of common stock                                                                    (59,794)         (59,794)
                                       ------------   ------------  --------------   ------------  ---------------   --------------
Balances at September 30, 2005         (Yen)397,050   (Yen)495,580  (Yen)9,771,972   (Yen)187,280  (Yen)(1,159,117)  (Yen)9,692,765
                                       ============   ============  ==============   ============  ===============   ==============



        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Shareholders' Equity
For the six-month periods ended September 30, 2004 and 2005

------------------------------------------------------------------------------------------------------------------------------------

                                                                   U.S. dollars in millions (Note 4)
                                       ---------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                      Additional                        other         Treasury            Total
                                          Common        paid-in        Retained      comprehensive      stock,        shareholders'
                                           stock        capital        earnings      income (loss)     at cost           equity
                                       ------------   ------------  --------------   ------------  ---------------   --------------
Balances at March 31, 2005                $ 3,508       $ 4,379        $ 82,447        $   (713)      $  (9,712)        $  79,909
                                          -------       -------        --------        --------       ---------         ---------
Issuance during the period                                   (1)                                                               (1)
Comprehensive income:
   Net income                                                             5,040                                             5,040
   Other comprehensive income (loss)
     Foreign currency translation adjustments                                             1,222                             1,222
     Unrealized gains on securities,
       net of reclassification adjustments                                                1,149                             1,149
     Minimum pension liability adjustments                                                   (3)                               (3)
   Total comprehensive income                                                                                               7,407
Dividends paid                                                           (1,155)                                           (1,155)
Purchase and reissuance of common stock                                                                    (528)             (528)
                                          -------       -------        --------        --------       ---------         ---------
Balances at September 30, 2005            $ 3,508       $ 4,378        $ 86,332        $  1,655       $ (10,240)        $  85,633
                                          =======       =======        ========        ========       =========         =========



        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Cash-flows
For the six-month periods ended September 30, 2004 and 2005

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                              U.S. dollars
                                                                                                              in millions
                                                                                Yen in millions                 (Note 4)
                                                                      ----------------------------------    -----------------
                                                                               For the six-month            For the six-month
                                                                                 periods ended                period ended
                                                                                 September 30,                September 30,
                                                                      ----------------------------------    -----------------
                                                                            2004               2005                2005
                                                                      ---------------    ---------------       ------------
Cash flows from operating activities (Note 12)
   Net income                                                         (Yen)   584,038    (Yen)   570,520       $      5,040

   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                            485,311            547,036              4,833
      Provision for doubtful accounts and credit losses                        31,966             28,923                256
      Pension and severance costs, less payments                                3,085             13,514                119
      Losses on disposal of fixed assets                                       18,914             26,993                238
      Unrealized losses on available-for-sale securities, net                   1,997              4,460                 39
      Deferred income taxes                                                    49,858            (15,862)              (140)
      Minority interest in consolidated subsidiaries                           26,652             31,003                274
      Equity in earnings of affiliated companies                              (58,813)           (70,642)              (624)
      Changes in operating assets and liabilities, and other                  224,965            203,513              1,798
                                                                      ---------------    ---------------       ------------
             Net cash provided by operating activities                      1,367,973          1,339,458             11,833
                                                                      ---------------    ---------------       ------------

Cash flows from investing activities (Note 12)
   Additions to finance receivables                                        (4,358,871)        (3,148,381)           (27,815)
   Collection of and proceeds from sales of finance receivables             3,837,570          2,638,589             23,311
   Additions to fixed assets excluding equipment leased to others            (538,886)          (716,530)            (6,331)
   Additions to equipment leased to others                                   (361,708)          (624,732)            (5,519)
   Proceeds from sales of fixed assets excluding equipment leased
     to others                                                                 29,152             39,122                346
   Proceeds from sales of equipment leased to others                          152,433            195,222              1,725
   Purchases of marketable securities and security investments               (747,373)          (401,268)            (3,545)
   Proceeds from sales of and maturity of marketable securities and
     security investments                                                     226,907            430,054              3,799
   Payments for additional investments in affiliated companies,
     net of cash acquired                                                        (683)              (129)                (1)
   Changes in investments and other assets, and other                           1,168            (62,730)              (554)
                                                                      ---------------    ---------------       ------------
             Net cash used in investing activities                         (1,760,291)        (1,650,783)           (14,584)
                                                                      ---------------    ---------------       ------------

Cash flows from financing activities
   Purchases of common stock                                                 (206,917)           (59,734)              (528)
   Proceeds from issuance of long-term debt                                   921,299            875,706              7,737
   Payments of long-term debt                                                (538,467)          (508,550)            (4,493)
   Increase in short-term borrowings                                           58,904            313,266              2,768
   Dividends paid                                                             (83,250)          (130,724)            (1,155)
                                                                      ---------------    ---------------       ------------
             Net cash provided by financing activities                        151,569            489,964              4,329
                                                                      ---------------    ---------------       ------------

Effect of exchange rate changes on cash and cash equivalents                   39,216             33,505                296
                                                                      ---------------    ---------------       ------------
Net increase (decrease) in cash and cash equivalents                         (201,533)           212,144              1,874
                                                                      ---------------    ---------------       ------------
Cash and cash equivalents at beginning of period                            1,729,776          1,483,753             13,109
                                                                      ---------------    ---------------       ------------
Cash and cash equivalents at end of period                            (Yen) 1,528,243    (Yen) 1,695,897       $     14,983
                                                                      ===============    ===============       ============



        The accompanying notes are an integral part of these statements.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.   Basis of preparation:

     The accompanying semi-annual condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of September 30, 2005, and for the six-month periods ended September 30, 2004 and 2005, respectively, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements. The semi-annual condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2005. The semi-annual condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for those periods and the financial condition at those dates. The consolidated results for six-month periods are not necessarily indicative of results to be expected for the full year.

2.   Nature of operations:

     The parent company and its subsidiaries (collectively "Toyota") are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

3.   Summary of significant accounting policies:

     The parent company and its subsidiaries in Japan maintain their records and prepare their semi-annual condensed financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying semi-annual condensed consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

     Significant accounting policies after reflecting adjustments for the above are as follows:

     Basis of consolidation and accounting for investments in affiliated companies - The semi-annual condensed consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost. The accounts of variable

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     interest entities as defined by the Financial Accounting Standard Board ("FASB") Interpretation No. 46(R) Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No. 51 ("FIN 46(R)") are included in the semi-annual condensed consolidated financial statements, if applicable.

     Estimates -
     The preparation of Toyota's semi-annual condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the semi-annual condensed consolidated financial statements and the accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

     Translation of foreign currencies -
     All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the appropriate period-end current exchange rates and all income and expense accounts of those subsidiaries are translated at the average exchange rates for each period. The foreign currency translation adjustments are included as a component of accumulated other comprehensive income.

     Foreign currency receivables and payables are translated at appropriate period-end current exchange rates and the resulting transaction gains or losses are recorded in operations currently.

     Revenue recognition -

     Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below.

     Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer during a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.

     Revenue from the sale of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Revenue from retail financing contracts and finance leases is recognized using the effective yield method. Revenue from operating leases is recognized on a straight-line basis over the lease term.

     Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing rights and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

     Other costs -
     Advertising and sales promotion costs are expensed as incurred. Advertising costs were (Yen)175,343 million and (Yen)187,787 million ($1,659 million) for the six-month periods ended September 30, 2004 and 2005, respectively.

     Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of the sale and other factors. Toyota records a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries from suppliers.

     Research and development costs are expensed as incurred and were
     (Yen)351,419 million and (Yen)373,168 million ($3,297 million) for the six-month periods ended September 30, 2004 and 2005, respectively.

     Cash and cash equivalents -
     Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

     Marketable securities -
     Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Debt securities designated as held-to-maturity investments are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

     Realized gains and losses, which are determined on the average-cost method, are reflected in the statement of income when realized.

     Security investments in non-public companies -
     Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information.

     Finance receivables -

     Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

     Allowance for credit losses -
     Allowances for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.

     Losses are charged to the allowance when it has been determined that payments will not be received and the collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

     Allowance for residual value losses -
     Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

     Inventories -
     Inventories are valued at cost, not in excess of market, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on the "specific identification" basis or "last in, first out" ("LIFO") basis. Inventories valued on the LIFO basis totaled (Yen)233,440 million and
     (Yen)236,928 million ($2,093 million) at March 31, 2005 and September 30, 2005, respectively. Had the "first in, first out" basis been used for those companies using the LIFO basis, inventories would have been (Yen)31,894 million and (Yen)34,233 million ($302 million) higher than reported at March 31, 2005 and September 30, 2005, respectively.

     Property, plant and equipment -
     Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on the estimated useful lives of the respective assets according to general class, type of construction and use. The estimated useful lives range from 3 to 60 years for building and from 2 to 20 years for machinery and equipment.

     Vehicles and equipments on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally three years, to the estimated residual value.

     Long-lived assets -
     Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the carrying value of the assets over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

     Goodwill and intangible assets -
     Goodwill is not material to Toyota's semi-annual condensed consolidated balance sheets.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with an indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined as the difference between the fair value of the asset on a discounted cash flow valuation method and the current book value.

     Employee benefit obligations -
     Toyota has both defined benefit and defined contribution plans for employees' retirement benefits. Retirement benefit obligations are measured by actuarial calculations in accordance with a Statement of Financial Accounting Standard ("FAS") No. 87 Employers' accounting for pensions ("FAS 87"), "Accrued pension and severance costs" are determined by amounts of obligations, plan assets, unrecognized prior service costs and unrecognized actuarial gains/losses. A minimum pension liability is recorded for plans where the accumulated benefit obligation net of plan assets exceeds the accrued pension and severance costs.

     Environmental matters -
     Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted. There were no material changes in these liabilities for all periods presented.

     Income taxes -
     The provision for income taxes is computed based on the pretax income included in the semi-annual condensed consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Derivative financial instruments -
     Toyota employs derivative financial instruments, including forward foreign exchange contracts, foreign currency options, interest rate swaps, interest rate currency swaps and interest rate

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensiveincome, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in operations.

     Net income per common share -
     Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per common share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

     Stock-based compensation -
     Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant.

     Other comprehensive income -
     Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments, gains/losses on certain derivative instruments and adjustments attributed to additional minimum pension liabilities associated with Toyota's defined benefit pension plans.

     Accounting changes -
     In December 2004, FASB issued FAS No. 153, Exchange of Nonmonetary Assets - an amendment of APB Opinion No. 29 ("FAS 153"). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No.29, however, included certain exceptions to that principle. FAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Toyota has applied FAS 153 from the fiscal periods beginning after June 15, 2005. The application of FAS 153 did not have material impact on Toyota's consolidated financial statements.

     Recent pronouncements to be adopted in future periods -
     In November 2004, FASB issued FAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 ("FAS 151"). FAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." FAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes that this statement does not have material impact on Toyota's consolidated financial statements.

     In December 2004, FASB issued FAS No. 123(R), Share - Based Payment (revised 2004) ("FAS 123(R)"). FAS 123(R) is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. FAS 123(R) also requires a public entity to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value will be recognized as compensation cost over that period. Although Toyota is required to implement the standard as of the beginning of the first interim or annual period that begins after June 15, 2005 under Statement No.123(R), the Securities and Exchanges and Commission has amended the compliance date and Toyota is required to adopt the Standard for the year ending March 31, 2007. Management does not expect this statement to have material impact on Toyota's consolidated financial statements.

     In March 2005, FASB issued the FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143 ("FIN 47").

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect this Statement to have material impact on Toyota's consolidated financial statements.

     In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections - a replacement of APB No. 20 and FAS No. 3 ("FAS 154"). FAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement when the pronouncement does not include specific transition provisions. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of applying FAS 154 will depend on the change, if any, that Toyota may identify and record in the future periods.

     In June 2005, FASB issued FASB Staff Position No. FAS 143-1, Accounting for Electronic Equipment Waste Obligations ("FSP FAS 143-1"), to address the accounting for historical waste obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment adopted by the European Union. The guidance in FSP FAS 143-1 shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. Management is evaluating the impact of FSP FAS 143-1 on Toyota's consolidated financial statements.

     Reclassifications -
     Certain prior year amounts have been reclassified to conform to the presentation for the six-month period ended September 30, 2005.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
4.   U.S. dollar amounts:

     U.S. dollar amounts presented in the semi-annual condensed consolidated financial statements and related notes are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of
     (Yen)113.19 = U.S. $1, the approximate current exchange rate at September 30, 2005, was used for the translation of the accompanying semi-annual condensed consolidated financial amounts of Toyota as of and for the six-month period ended September 30, 2005.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5.   Marketable securities and other securities investments:

     Marketable securities and other securities investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value are as follows:

                                                                         Yen in millions
                                            -------------------------------------------------------------------------
                                                                          March 31, 2005
                                            -------------------------------------------------------------------------
                                                                      Gross              Gross
                                                                   unrealized          unrealized         Fair
                                                  Cost                gains              losses           value
                                            ----------------     --------------      -------------    ---------------
Available-for-sale
   Debt securities                          (Yen) 2,205,420      (Yen)   14,113      (Yen)   6,928    (Yen) 2,212,605
   Equity securities                                451,903             453,494                593            904,804
                                            ---------------      --------------      -------------    ---------------
       Total                                (Yen) 2,657,323      (Yen)  467,607      (Yen)   7,521    (Yen) 3,117,409
                                            ===============      ==============      =============    ===============

Securities not practicable
 to determine fair value
   Debt securities                          (Yen)    19,917
   Equity securities                                109,940
                                            ---------------

       Total                                (Yen)   129,857
                                            ===============


                                                                         Yen in millions
                                            -------------------------------------------------------------------------
                                                                       September 30, 2005
                                            -------------------------------------------------------------------------
                                                                      Gross              Gross
                                                                   unrealized          unrealized         Fair
                                                  Cost                gains              losses           value
                                            ----------------     --------------      -------------    ---------------
Available-for-sale
   Debt securities                          (Yen) 2,171,426      (Yen)    5,956      (Yen)  10,578    (Yen) 2,166,804
   Equity securities                                472,284             694,214                592          1,165,906
                                            ---------------      --------------      -------------    ---------------

       Total                                (Yen) 2,643,710      (Yen)  700,170      (Yen)  11,170    (Yen) 3,332,710
                                            ===============      ==============      =============    ===============

Securities not practicable
 to determine fair value
   Debt securities                          (Yen)    18,222
   Equity securities                                118,820
                                            ---------------

       Total                                (Yen)   137,042
                                            ===============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                U.S. dollars in millions
                                             --------------------------------------------------------------
                                                                   September 30, 2005
                                             --------------------------------------------------------------
                                                                 Gross            Gross
                                                              unrealized        unrealized          Fair
                                                Cost             gains            losses            value
                                             ---------         ---------         ---------        ---------
Available-for-sale
   Debt securities                           $  19,184         $      53         $      94        $  19,143
   Equity securities                             4,172             6,133                 5           10,300
                                             ---------         ---------         ---------        ---------

       Total                                 $  23,356         $   6,186         $      99        $  29,443
                                             =========         =========         =========        =========

Securities not practicable
 to determine fair value
   Debt securities                           $     161
   Equity securities                             1,050
                                             ---------

       Total                                 $   1,211
                                             =========


     Unrealized losses continuously over a 12 month period or more in the aggregate were not material both at March 31, 2005 and September 30, 2005.

     In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments" and issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other-than-temporary. Toyota performs this impairment test semi-annually for significant investments recorded at cost. If the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in operations.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
6.   Vehicles and equipment on operating leases:

     Vehicles and equipment on operating leases consist of the following:

                                                                                          U.S. dollars in
                                                        Yen in millions                      millions
                                               --------------------------------------     ---------------
                                                   March 31,           September 30,        September 30,
                                                     2005                  2005                2005
                                               ---------------       ----------------     ---------------

     Vehicles                                  (Yen) 1,736,238       (Yen)  2,141,381        $  18,918
     Equipment                                          92,459                 98,927              874
                                               ---------------       ----------------        ---------
                                                     1,828,697              2,240,308           19,792

     Less - Accumulated depreciation                  (424,609)              (503,302)          (4,446)
                                               ---------------       ----------------        ---------

               Vehicles and equipment on
                 operating leases, net         (Yen) 1,404,088       (Yen)  1,737,006        $  15,346
                                               ===============       ================        =========

     Rental income from vehicles and equipment on operating leases were
     (Yen)140,711 million and (Yen)157,551 million ($1,392 million) for the six-month periods ended September 30, 2004 and 2005, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

        12-month periods ending                               U.S. dollars
             September 30:              Yen in millions       in millions
    --------------------------------   ------------------  -------------------

                 2006                   (Yen)  363,758        $     3,214
                 2007                          274,389              2,424
                 2008                          163,999              1,449
                 2009                           62,062                548
                 2010                           15,257                135
              Thereafter                         9,058                 80
                                        --------------        -----------

     Total minimum future rentals       (Yen)  888,523        $     7,850
                                        ==============        ===========


     The future minimum rentals as shown above should not be considered indicative of future cash collections.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
7.   Derivative financial instruments:

     Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

     Fair value hedges -
     Toyota enters into interest rate swaps, and interest rate currency swaps mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swaps in managing its exposure to interest rate fluctuations. Interest rate swaps are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swaps to entirely hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swaps, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

     For the six-month periods ended September 30, 2004 and 2005, the ineffective portions of Toyota's fair value hedge relationships, which are included in cost of financing operations, were not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

     Undesignated derivative financial instruments -
     Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps, and interest rate options, to manage its exposure to foreign currency exchange fluctuations and interest rate fluctuations from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in the cost of financing operations and foreign exchange gain, net in the accompanying consolidated statements of income together with realized gains/losses on those derivative instruments.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
8.   Lease commitments:

     Toyota leases certain assets under capital lease and operating lease arrangements.

     An analysis of leased assets under capital leases is as follows:

                                                                                   U.S. dollars
                                                     Yen in millions               in millions
                                            -----------------------------------  ----------------
                                                March 31,      September 30,      September 30,
            Class of property                     2005            2005                2005
     -------------------------------------- ---------------- ------------------  ----------------
     Building                                (Yen)   11,762   (Yen)   11,530         $     102
     Machinery and equipment                        162,938          137,753             1,217
     Less - Accumulated depreciation               (128,578)        (109,528)             (968)
                                             --------------   --------------         ---------

                                             (Yen)   46,122   (Yen)   39,755         $     351
                                             ==============   ==============         =========


     Amortization expenses under capital leases for the six-month periods ended September 30, 2004 and 2005 were (Yen)6,674 million and (Yen)5,668 million ($50 million), respectively.

     Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2005 are as follows:

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                          U.S. dollars
        12-month periods ending September 30            Yen in millions   in millions
   ---------------------------------------------------- --------------- ---------------

     2006                                               (Yen) 18,006          $    159
     2007                                                     17,385               154
     2008                                                      6,564                58
     2009                                                      6,028                53
     2010                                                     19,129               169
     Thereafter                                                  389                 3
                                                        ------------          --------
           Total minimum lease payments                       67,501               596
Less - Amount representing interest                           (6,517)              (57)
                                                        ------------          --------
           Present value of net minimum lease payments        60,984               539
Less - Current obligations                                   (16,245)             (144)
                                                        ------------          --------

           Long-term capital lease obligations          (Yen) 44,739          $    395
                                                        ============          ========

     Rental expenses under operating leases for the six-month periods ended September 30, 2004 and 2005 were (Yen)40,241 million and (Yen)44,572 million ($394 million), respectively.

     The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at September 30, 2005 are as follows:

                                                   Yen in         U.S. dollars
      12-month periods ending September 30        millions         in millions
     ---------------------------------------- ----------------  ----------------

     2006                                      (Yen)  9,357          $    83
     2007                                             6,869               61
     2008                                             5,380               47
     2009                                             4,423               39
     2010                                             3,417               30
     Thereafter                                      15,029              133
                                               ------------          -------

        Total minimum future rentals           (Yen) 44,475          $   393
                                               ============          =======

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
9. Other commitments and contingencies, concentrations and factors that may affect future operations:

     Commitments outstanding at September 30, 2005 for the purchase of property, plant and equipment and other assets amount to (Yen)130,744 million ($1,155 million).

     Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at September 30, 2005, range from one month to 35 years; however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantees primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2005 is (Yen)1,161,781 million ($10,264 million). Liabilities for guarantees totaling (Yen)3,794 million ($34 million) have been provided as of September 30, 2005. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose obligations Toyota has guaranteed.

     In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan, BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. 26 similar actions were filed in federal district courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, 56 parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida, Iowa, New Jersey and Nebraska on behalf of the same purchasers in these states. As of September 30, 2005, actions filed in federal district courts were consolidated in Maine and actions filed in the state courts of California and New Jersey were also consolidated, respectively. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and (ii)

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     dismissed the claim for damages based on the Sherman Antitrust Act but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have submitted an amended compliant adding a claim for damages based on state antitrust laws and the case is still pending. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

     Toyota has various legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

     In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: (i) manufacturers shall bear all or a significant part of the cost for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002; (ii) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; (iii) vehicles type-approved and put on the market from three years after the amendment of the directive on type-approval shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and shall be re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and (iv) end-of-life vehicles must meet actual re-use of 80% and re-use as material or energy of 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states, other than Ireland and the 10 new member states, have adopted legislation to implement the directive. In addition, Sweden, Denmark and Belgium have existing legislation that partially implements the directive. The 10 new member states which joined the European Union in May 2004 are also in the process of adopting legislation to implement the directive. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal routes and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota's vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of September 30, 2005. Depending on the legislation that

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     is yet to be enacted by certain member states and subject to other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

     Toyota has a concentration of material purchases from a supplier which is an affiliated company. These purchases approximate 10% of material costs.

     The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees is working under the agreement that will expire on December 31, 2005.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
10.  Segment data:

     The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

     The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota's products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

     The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination as of March 31, 2005 and September 30, 2005 and for the six-month period ended September 30, 2004 and 2005. Toyota reports Asia information as of and for the six-months period ended September 30, 2005, as an independent geographic segment on operations by geographic areas and overseas revenues by destination. In this connection, Toyota also provides Asia information as of March 31, 2005 and for the six-months period ended September 30, 2004.


     Segment operating results and assets -

     As of March 31, 2005 and for the six-month period ended September 30, 2004:

                                                           Yen in millions
                         --------------------------------------------------------------------------------------
                                                                               Inter-segment
                                                                                Elimination/
                                               Financial                        Unallocated
                             Automotive         Services         All Other         Amount            Total
                         -----------------  ---------------   --------------   ---------------  ---------------
Revenues
 External customers      (Yen)   8,332,161  (Yen)   374,408   (Yen)  319,096   (Yen)        -   (Yen) 9,025,665
 Inter-segment                       7,477            9,958          147,795         (165,230)                -
                         -----------------  ---------------   --------------   --------------   ---------------
     Total revenues              8,339,638          384,366          466,891         (165,230)        9,025,665
Operating expenses               7,582,799          281,699          454,143         (159,225)        8,159,416
                         -----------------  ---------------   --------------   --------------   ---------------
Operating income         (Yen)     756,839  (Yen)   102,667   (Yen)   12,748   (Yen)   (6,005)  (Yen)   866,249
                         =================  ===============   ==============   ==============   ===============

Segment assets*          (Yen)  11,141,197  (Yen)9,487,248    (Yen)1,025,517   (Yen)2,681,049   (Yen)24,335,011
Investment in equity
  method investees*              1,271,044          215,642                -           75,746         1,562,432
Depreciation                       378,416           96,252           10,643                -           485,311
Expenditures for segment
  assets                           543,568          295,427           21,357           40,242           900,594

* Representing figures as of March 31, 2005

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
As of and for the six-month period ended September 30, 2005:

                                                           Yen in millions
                         --------------------------------------------------------------------------------------
                                                                               Inter-segment
                                                                                Elimination/
                                               Financial                        Unallocated
                             Automotive         Services         All Other         Amount            Total
                         -----------------  ---------------   --------------   ---------------  ---------------
Revenues
 External customers      (Yen)   9,138,162  (Yen)   452,994   (Yen)  362,004   (Yen)        -   (Yen) 9,953,160
 Inter-segment                       6,323            9,023          173,960         (189,306)                -
                         -----------------  ---------------   --------------   --------------   ---------------
     Total revenues              9,144,485          462,017          535,964         (189,306)        9,953,160
Operating expenses               8,423,112          378,444          526,134         (184,021)        9,143,669
                         -----------------  ---------------   --------------   --------------   ---------------
Operating income         (Yen)     721,373  (Yen)    83,573   (Yen)    9,830   (Yen)   (5,285)  (Yen)   809,491
                         =================  ===============   ==============   ==============   ===============

Segment assets           (Yen)  11,089,795  (Yen)10,641,245   (Yen)1,125,990   (Yen)3,400,562   (Yen) 26,257,592
Investment in equity
  method investees               1,341,972          249,061                -           64,941         1,655,974
Depreciation                       396,984          137,153           12,899                -           547,036
Expenditures for segment
  assets                           747,597          552,965           17,960           22,740         1,341,262


                                                         U.S. dollars in millions
                         --------------------------------------------------------------------------------------
                                                                               Inter-segment
                                                                                Elimination/
                                               Financial                        Unallocated
                             Automotive         Services         All Other         Amount            Total
                         -----------------  ---------------   --------------   ---------------  ---------------
Revenues
 External customers          $      80,733    $       4,002     $      3,198    $          -      $      87,933
 Inter-segment                          56               80            1,537           (1,673)                -
                         -----------------  ---------------   --------------   --------------   ---------------
     Total  revenues                80,789            4,082            4,735           (1,673)           87,933
Operating expenses                  74,416            3,343            4,648           (1,626)           80,781
                         -----------------  ---------------   --------------   --------------   ---------------
Operating income             $       6,373    $         739     $         87    $         (47)    $       7,152
                         =================  ===============   ==============   ==============   ===============

Segment assets               $      97,975    $      94,012     $      9,948    $      30,043     $     231,978
Investment in equity
  method investees                  11,856            2,200                -              574            14,630
Depreciation                         3,507            1,212              114                -             4,833
Expenditures for segment
  assets                             6,605            4,885              159              201            11,850

     Revenues to external customers and operating income of the Financial Services segment for the six-month period ended September 30, 2004, include the impact of adjustments made by a sales financing subsidiary in the United States of America for the correction of errors relating to prior periods mainly in connection with capitalizing of certain disbursements, including disbursements made in prior years, directly related to origination of loans in accordance with Statement of Financial Accounting Standards No. 91.

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Geographic Information -
     As of March 31, 2005 and for the six-month period ended September 30, 2004:

                                                                 Yen in millions
                  --------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                                                                                                   Elimination/
                                                                                                    Unallocated
                       Japan       North America      Europe           Asia           Others          Amount          Total
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
Revenues
  External
   customers      (Yen) 3,540,760 (Yen) 3,102,246 (Yen) 1,129,304   (Yen) 725,329   (Yen) 528,026  (Yen)      -  (Yen) 9,025,665
  Inter-segment         2,239,791          87,520          71,993          24,475          54,476    (2,478,255)               -
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
  Total revenues        5,780,551       3,189,766       1,201,297         749,804         582,502    (2,478,255)       9,025,665
Operating
  expenses              5,289,985       2,944,990       1,135,027         706,307         555,105    (2,471,998)       8,159,416
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
Operating income  (Yen)   490,566 (Yen)   244,776 (Yen)   66,270    (Yen) 43,497    (Yen)  27,397  (Yen) (6,257) (Yen)   866,249
                  =============== =============== ===============   =============   =============  ============  ===============

Segment assets*   (Yen)10,740,796 (Yen) 7,738,898 (Yen) 2,242,566   (Yen)945,635    (Yen) 998,172 (Yen)1,668,944 (Yen)24,335,011
Long-lived
  assets*               3,110,123       1,708,147         544,597         247,507         185,220             -        5,795,594

* Representing figures as of March 31, 2005

     As of and for the six-month period ended September 30, 2005:


                                                                 Yen in millions
                  --------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                                                                                                   Elimination/
                                                                                                    Unallocated
                       Japan       North America      Europe           Asia           Others          Amount          Total
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
Revenues
  External
   customers      (Yen) 3,575,909 (Yen) 3,545,517 (Yen) 1,241,163   (Yen) 891,755   (Yen) 698,816   (Yen)     -  (Yen) 9,953,160
  Inter-segment         2,457,008          81,835          59,691         105,234          61,242    (2,765,010)               -
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
  Total revenues        6,032,917       3,627,352       1,300,854         996,989         760,058    (2,765,010)       9,953,160
Operating
  expenses              5,646,964       3,358,811       1,260,781         921,567         723,863    (2,768,317)       9,143,669
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
Operating income  (Yen)   385,953 (Yen)   268,541 (Yen)    40,073   (Yen)  75,422   (Yen)  36,195  (Yen)  3,307  (Yen)   809,491
                  =============== =============== ===============   =============   =============  ============  ===============

Segment assets    (Yen)11,141,157 (Yen) 8,311,313 (Yen) 2,207,943  (Yen)1,037,792  (Yen)1,173,355 (Yen)2,386,032 (Yen)26,257,592
Long-lived assets       3,282,697       2,080,968         595,416         279,186         199,171             -        6,437,438




                                                                 U.S. dollars in millions
                  --------------------------------------------------------------------------------------------------------------
                                                                                                   Inter-segment
                                                                                                   Elimination/
                                                                                                    Unallocated
                       Japan       North America      Europe           Asia           Others          Amount          Total
                  --------------- --------------- ---------------   -------------   -------------  ------------  ---------------
Revenues
  External
   customers        $     31,592    $     31,324    $     10,965    $      7,878    $      6,174    $         -     $   87,933
  Inter-segment           21,707             723             527             930             541         (24,428)            -
                    ------------    ------------    ------------    ------------    ------------    ------------    ----------
  Total revenues          53,299          32,047          11,492           8,808           6,715         (24,428)       87,933
Operating
  expenses                49,889          29,674          11,138           8,142           6,395         (24,457)       80,781
                    ------------    ------------    ------------    ------------    ------------    ------------    ----------
Operating income    $      3,410    $      2,373    $        354    $        666    $        320    $         29    $    7,152
                    ============    ============    ============    ============    ============    ============    ==========

Segment assets      $     98,429    $     73,428    $     19,506    $      9,169    $     10,366    $     21,080    $  231,978
Long-lived assets         29,002          18,385           5,260           2,466           1,760               -        56,873

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

     There are no any individually material countries with respect to revenues, operating expenses, operating income, segment assets and long-lived assets included in Others.

     Unallocated amounts included in segment assets represent assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were (Yen)3,308,055 million and (Yen)4,055,523 million ($35,829 million) as of March 31, 2005 and September 30, 2005, respectively.

     Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenues less operating expenses.

     Overseas Revenues by destination -
     The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information, Toyota discloses this information in order to provide financial statement users with valuable information.

                                                                                  U.S. dollars in
                                                  Yen in millions                     millions
                                      ----------------------------------------  --------------------
                                                                                 For the six-month
                                          For the six-month period ended            period ended
                                                   September 30,                   September 30,
                                      ----------------------------------------  --------------------
                                             2004                 2005                  2005
                                      ------------------  --------------------  --------------------

     North America                   (Yen) 3,194,425      (Yen) 3,624,137         $    32,018
     Europe                                1,139,092            1,257,310              11,108
     Asia                                    793,241              926,376               8,184
     Others                                1,072,461            1,335,742              11,801

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
     Certain financial statement data on non-financial services and financial services business -

     The financial data below presents separately Toyota's non-financial services and financial services businesses.

Balance sheets -

                                                                                                   U.S. dollars
                                                                    Yen in millions                 in millions
                                                         ------------------------------------     ---------------
                                                              March 31,        September 30,       September 30,
                                                                2005                2005               2005
                                                         ----------------    ----------------     ---------------
Non-Financial Services Businesses
   Current assets
      Cash and cash equivalents                         (Yen)   1,324,126   (Yen)   1,512,054        $  13,359
      Time deposits                                                 8,006              19,115              169
      Marketable securities                                       541,785             516,847            4,566
      Trade accounts and notes receivable,
        less allowance for doubtful accounts                    1,640,155           1,438,329           12,707

      Inventories                                               1,306,709           1,443,333           12,751
      Prepaid expenses and other current assets                 1,580,371           1,664,331           14,704
                                                         ----------------    ----------------        ---------
       Total current assets                                     6,401,152           6,594,009           58,256
                                                         ----------------    ----------------        ---------
   Investments and other assets                                 4,804,843           5,097,316           45,033
   Property, plant and equipment                                4,579,052           4,877,330           43,090
                                                         ----------------    ----------------        ---------

       Total Non-Financial Services Businesses assets          15,785,047          16,568,655          146,379
                                                         ----------------    ----------------        ---------
Financial Services Businesses
   Current assets
      Cash and cash equivalents                                   159,627             183,843            1,624
      Time deposits                                                55,603              40,873              361
      Marketable securities                                         1,339                 937                8
      Finance receivables, net                                  3,010,135           3,157,323           27,894
      Prepaid expenses and other current assets                   609,946             607,703            5,369
                                                         ----------------    ----------------        ---------
       Total current assets                                     3,836,650           3,990,679           35,256
                                                         ----------------    ----------------        ---------
   Noncurrent finance receivables, net                          3,976,941           4,547,430           40,175
   Investments and other assets                                   457,115             543,028            4,798
   Property, plant and equipment                                1,216,542           1,560,108           13,783
                                                         ----------------    ----------------        ---------
                                                                9,487,248          10,641,245           94,012
       Total Financial Services Businesses assets
                                                         ----------------    ----------------        ---------

   Eliminations                                                  (937,284)           (952,308)          (8,413)
                                                         ----------------    ----------------        ---------

       Total assets                                      (Yen) 24,335,011    (Yen) 26,257,592        $ 231,978
                                                         ================    ================        =========

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                                   U.S. dollars
                                                                    Yen in millions                 in millions
                                                         ------------------------------------     ---------------
                                                              March 31,        September 30,       September 30,
                                                                2005                2005               2005
                                                         ----------------    ----------------     ---------------
Non-Financial Services Business
   Current liabilities
      Short-term borrowings                              (Yen)     713,474   (Yen)    755,204         $  6,672
      Current portion of long-term debt                             60,092             56,890              502
      Accounts payable                                           1,847,036          1,814,732           16,033
      Accrued expenses                                           1,200,122          1,302,438           11,507
      Income taxes payable                                         263,291            237,302            2,096
      Other current liabilities                                  1,055,336          1,107,187            9,782
                                                         -----------------   ----------------        ---------
       Total current liabilities                                 5,139,351          5,273,753           46,592
                                                         -----------------   ----------------        ---------
   Long-term liabilities
      Long-term debt                                               747,911            738,723            6,526
      Accrued pension and severance costs                          645,308            642,297            5,675
      Other long-term liabilities                                  564,185            672,090            5,938
                                                         -----------------   ----------------        ---------
       Total long-term liabilities                               1,957,404          2,053,110           18,139
                                                         -----------------   ----------------        ---------
       Total Non-Financial Services Business
       liabilities                                               7,096,755          7,326,863           64,731
                                                         -----------------   ----------------        ---------
Financial Services Business
   Current liabilities
      Short-term borrowings                                      2,269,197          2,646,087           23,377
      Current portion of long-term debt                          1,092,328          1,486,186           13,130
      Accounts payable                                              15,542             19,292              170
      Accrued expenses                                              93,042            110,817              979
      Income taxes payable                                          29,544             23,018              203
      Other current liabilities                                    289,850            309,072            2,731
                                                         -----------------   ----------------        ---------
       Total current liabilities                                 3,789,503          4,594,472           40,590
                                                         -----------------   ----------------        ---------
   Long-term liabilities
      Long-term debt                                             4,503,247          4,728,210           41,772
      Accrued pension and severance costs                            1,681              2,221               20
      Other long-term liabilities                                  331,827            339,131            2,996
                                                         -----------------   ----------------        ---------
       Total long-term liabilities                               4,836,755          5,069,562           44,788
                                                         -----------------   ----------------        ---------
       Total Financial Services Business liabilities             8,626,258          9,664,034           85,378
                                                         -----------------   ----------------        ---------

   Elimination of liabilities                                     (937,881)          (952,858)          (8,418)
                                                         -----------------   ----------------        ---------
       Total liabilities                                        14,785,132         16,038,039          141,691
                                                         -----------------   ----------------        ---------

   Minority interest in consolidated subsidiaries                  504,929            526,788            4,654
                                                         -----------------   ----------------        ---------
   Shareholders' equity                                          9,044,950          9,692,765           85,633
                                                         -----------------   ----------------        ---------

       Total liabilities and shareholders' equity        (Yen)  24,335,011   (Yen) 26,257,592        $ 231,978
                                                         =================   ================        =========

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Statements of income -

                                                                                              U.S. dollars
                                                                Yen in millions               in millions
                                                     ------------------------------------    --------------
                                                                                                For the
                                                                                               six-month
                                                        For the six-month periods ended       period ended
                                                                 September 30,                September 30,
                                                     ------------------------------------    --------------
                                                            2004               2005                2005
                                                     -----------------   ----------------    --------------

Non-Financial Services Businesses
   Net revenues                                      (Yen)   8,655,852   (Yen)  9,504,502      $     83,969
                                                     -----------------   ----------------      ------------
      Cost of revenues                                       6,958,489          7,710,281            68,118
      Selling, general and administrative                      925,295          1,060,448             9,369
                                                     -----------------   ----------------      ------------
        Total costs and expenses                             7,883,784          8,770,729            77,487
                                                     -----------------   ----------------      ------------
   Operating income                                            772,068            733,773             6,482
                                                     -----------------   ----------------      ------------
   Other income, net                                            40,854             43,119               381
                                                     -----------------   ----------------      ------------
   Income before income taxes, minority interest and
     equity in earnings of affiliated companies                812,922            776,892             6,863
   Provision for income taxes                                  319,354            290,583             2,567
                                                     -----------------   ----------------      ------------
   Income before minority interest and equity in
     earnings of affiliated companies                          493,568            486,309             4,296
   Minority interest in consolidated subsidiaries              (26,413)           (30,043)             (265)
   Equity in earnings of affiliated companies                   50,762             57,274               506
                                                     -----------------   ----------------      ------------
   Net income- Non- Financial Services Businesses              517,917            513,540             4,537
                                                     -----------------   ----------------      ------------

Financial Services Businesses
   Net revenues                                                384,366            462,017             4,082
                                                     -----------------   ----------------      ------------
   Costs and expenses
      Cost of revenues                                         182,535            272,732             2,409
      Selling, general and administrative                       99,164            105,712               934
                                                     -----------------   ----------------      ------------
        Total costs and expenses                               281,699            378,444             3,343
                                                     -----------------   ----------------      ------------
   Operating income                                            102,667             83,573               739
                                                     -----------------   ----------------      ------------
   Other expenses, net                                          (2,395)            (4,451)              (40)
                                                     -----------------   ----------------      ------------
   Income before income taxes, minority interest and
     equity in earnings of affiliated companies                100,272             79,122               699
   Provision for income taxes                                   41,976             34,539               305
                                                     -----------------   ----------------      ------------
   Income before minority interest and equity in
     earnings of affiliated companies                           58,296             44,583               394
   Minority interest in consolidated subsidiaries                 (239)              (960)               (9)
   Equity in earnings of affiliated companies                    8,051             13,368               118
                                                     -----------------   ----------------      ------------
   Net income- Financial Services Businesses                    66,108             56,991               503
                                                     -----------------   ----------------      ------------

   Elimination of net income (loss)                                 13                (11)               (0)
                                                     -----------------   ----------------      ------------
   Net income                                        (Yen)     584,038   (Yen)    570,520      $      5,040
                                                     =================   ================      ============

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Statement of cash flows -


                                                                                                           U.S. dollars
                                                                             Yen in millions               in millions
                                                                  ------------------------------------    --------------
                                                                                                              For the
                                                                                                             six-month
                                                                     For the six-month periods ended        period ended
                                                                               September 30,                September 30,
                                                                   ------------------------------------   --------------
                                                                          2004               2005                2005
                                                                   -----------------   ----------------   --------------
Non-Financial Services Businesses
 Cash flows from operating activities
  Net income                                                      (Yen)  517,917       (Yen)  513,540          $     4,537
  Adjustments to reconcile net income to net cash
  provided by operating activities
      Depreciation                                                       389,059              409,883                3,621
      Pension and severance costs, less payments                           2,857               12,982                  115
      Losses on disposal of fixed assets                                  18,540               26,774                  237
      Unrealized losses on available-for-sale securities, net              1,997                4,460                   39
      Deferred income taxes                                               19,492              (35,348)                (312)
      Minority interest in consolidated subsidiaries                      26,413               30,043                  265
      Equity in earnings of affiliated companies                         (50,762)             (57,274)                (506)
      Changes in operating assets and liabilities, and other              22,187              124,373                1,099
                                                                     -----------          -----------          -----------
              Net cash provided by operating activities                  947,700            1,029,433                9,095
                                                                     -----------          -----------          -----------

Cash flows from investing activities
  Additions to fixed assets excluding equipment leased
   to others                                                            (531,073)            (713,143)              (6,301)
  Additions to equipment leased to others                                (74,094)             (75,154)                (664)
  Proceeds from sales of fixed assets excluding
    equipment leased to others                                            26,037               35,193                  311
  Proceeds from sales of equipment leased to others                       38,576               42,397                  375
  Purchases of marketable securities and security
    investments                                                         (686,319)            (297,235)              (2,626)
  Proceeds from sales of and maturity of marketable
    securities and security investments                                  166,815              358,417                3,166
  Payments for additional investments in affiliated
    companies, net of cash acquired                                         (683)                (129)                  (1)
  Changes in investments and other assets, and other                      42,691              (55,041)                (486)
                                                                     -----------          -----------          -----------
              Net cash used in investing activities                   (1,018,050)            (704,695)              (6,226)
                                                                     -----------          -----------          -----------

Cash flows from financing activities
  Purchases of common stock                                             (206,917)             (59,734)                (528)
  Proceeds from issuance of long-term debt                                13,463               20,766                  183
  Payments of long-term debt                                             (28,653)             (34,976)                (309)
  Increase in short-term borrowings                                       45,804               40,055                  354
  Dividends paid                                                         (83,250)            (130,724)              (1,155)
  Other                                                                   (7,000)                __                   __
                                                                     -----------          -----------          -----------
              Net cash used in financing activities                     (266,553)            (164,613)              (1,455)
                                                                     -----------          -----------          -----------

Effect of exchange rate changes on cash and cash
  equivalents                                                             32,063               27,803                  246
                                                                     -----------          -----------          -----------
Net increase(decrease) in cash and cash equivalents                     (304,840)             187,928                1,660
Cash and cash equivalents at beginning of period                       1,618,876            1,324,126               11,699
                                                                  --------------       --------------          -----------
Cash and cash equivalents at end of period                        (Yen)1,314,036       (Yen)1,512,054            $  13,359
                                                                  ==============       ==============          ===========

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                                           U.S. dollars
                                                                             Yen in millions               in millions
                                                                  ------------------------------------    --------------
                                                                                                              For the
                                                                                                             six-month
                                                                     For the six-month periods ended        period ended
                                                                               September 30,                September 30,
                                                                   ------------------------------------   --------------
                                                                          2004               2005                2005
                                                                   -----------------   ----------------   --------------
Financial Services Businesses
Cash flows from operating activities
   Net income                                                      (Yen)  66,108        (Yen)  56,991          $       503
   Adjustments to reconcile net income to net cash
   provided by operating activities
      Depreciation                                                        96,252              137,153                1,212
      Deferred income taxes                                               30,358               19,493                  172
      Minority interest in consolidated subsidiaries                         239                  960                    9
      Equity in earnings of affiliated companies                          (8,051)             (13,368)                (118)
      Changes in operating assets and liabilities, and
        other                                                            163,504               52,051                  460
                                                                     -----------          -----------          -----------
               Net cash provided by operating activities                 348,410              253,280                2,238
                                                                     -----------          -----------          -----------

Cash flows from investing activities
   Additions to finance receivables                                   (4,358,871)          (5,393,541)             (47,651)
   Collection of and proceeds from sales of finance
     receivables                                                       3,837,570            4,945,309               43,690
   Additions to fixed assets excluding equipment leased
     to others                                                            (7,813)              (3,387)                 (30)
   Additions to equipment leased to others                              (287,614)            (549,578)              (4,855)
   Proceeds from sales of fixed assets excluding
     equipment leased to others                                            3,115                3,929                   35
   Proceeds from sales of equipment leased to others                     113,857              152,825                1,350
   Purchases of marketable securities and security
     investments                                                         (61,054)            (104,033)                (919)
   Proceeds from sales of and maturity of marketable
     securities and security investments                                  60,092               71,637                  633
   Changes in investments and other assets, and other                    (20,247)             (21,860)                (193)
                                                                     -----------          -----------          -----------
                   Net cash used in investing activities                (720,965)            (898,699)              (7,940)
                                                                     -----------          -----------          -----------

Cash flows from financing activities
   Proceeds from issuance of long-term debt                              928,861              884,941                7,819
   Payments of long-term debt                                           (543,592)            (523,151)              (4,622)
   Increase in short-term borrowings                                      76,440              302,143                2,669
   Other                                                                   7,000                    -                    -
                                                                     -----------          -----------          -----------
               Net cash provided by financing activities                 468,709              663,933                5,866
                                                                     -----------          -----------          -----------

Effect of exchange rate changes on cash and cash
  equivalents                                                              7,153                5,702                   50
                                                                     -----------          -----------          -----------
Net increase in cash and cash equivalents                                103,307               24,216                  214
Cash and cash equivalents at beginning of period
                                                                         110,900              159,627                1,410
                                                                     -----------          -----------          -----------
Cash and cash equivalents at end of period                         (Yen) 214,207        (Yen) 183,843          $     1,624
                                                                   =============        =============          ===========

Consolidated
Effect of exchange rate changes on cash and cash
  equivalents                                                     (Yen)   39,216       (Yen)   33,505          $       296
Net increase(decrease) in cash and cash equivalents                     (201,533)             212,144                1,874
Cash and cash equivalents at beginning of period                       1,729,776            1,483,753               13,109
                                                                  --------------       --------------          -----------
Cash and cash equivalents at end of period                        (Yen)1,528,243       (Yen)1,695,897          $    14,983
                                                                  ==============       ==============          ===========

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
11.  Per share amounts

     Reconciliations of the differences between basic and diluted net income per share for the six-month periods ended September 30, 2004 and 2005 are as follows:

                                                          Yen in          Thousands                            U.S.
                                                         millions         of shares            Yen            dollars
                                                      ---------------   ---------------   --------------    ------------
                                                                          Weighted-        Net income       Net income
                                                        Net income      average shares      per share        per share
                                                      ---------------   ---------------   --------------    ------------
       For the six-month period ended September
        30, 2004
       Basic net income per common share              (Yen)   584,038       3,312,441     (Yen)   176.32
        Effect of diluted securities
          Assumed exercise of
            dilutive stock options                                               760
                                                      ---------------       ---------     --------------      ---------
       Diluted net income per common share            (Yen)   584,038       3,313,201     (Yen)   176.28
                                                      ===============       =========     ==============      =========

       For the six-month period ended September
        30, 2005
       Basic net income per common share              (Yen)   570,520       3,257,622     (Yen)   175.13      $    1.55
        Effect of diluted securities
          Assumed exercise of
            dilutive stock options                                 (1)           604
                                                      ---------------       ---------     --------------      ---------
       Diluted net income per common share            (Yen)   570,519       3,258,226     (Yen)   175.10      $    1.55
                                                      ===============       =========     ==============      =========


     Certain stock options were not included in the computation of diluted net income per common share for the six-month periods ended September 30, 2004 and 2005 because the options' exercise prices were greater than the average market price per common share during the periods.

     The following table shows Toyota's net assets per share as of March 31, 2005 and September 30, 2005. Net assets per share amounts are calculated as dividing net assets' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of corresponding period. In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses this information in order to provide financial statement users with valuable information.


                                                          Yen in          Thousands                            U.S.
                                                         millions         of shares            Yen            dollars
                                                      ---------------   ---------------   --------------    ------------
                                                                        Shares issued
                                                                             and
                                                                         outstanding
                                                                        at the end of       Net assets       Net assets
                                                        Net assets        the period        per share        per share
                                                      ---------------   ---------------   --------------    ------------

        As of March 31, 2005
          Net assets per common share                 (Yen)  9,044,950      3,268,078     (Yen)  2,767.67
        As of September 30, 2005
          Net assets per common share                 (Yen)  9,692,765      3,252,699     (Yen)  2,979.91     $   26.33

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
12. Classification of wholesale finance receivables in the semi-annual condensed consolidated statements of cash flows

     From the consolidated financial statements for the year ended March 31, 2005, Toyota changed its classification of cash flows attributed to a certain portion of finance receivables in the consolidated statements of cash flows. The change in classification was based on concerns raised by the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

     Historically, Toyota had reported the origination and collection activities of its wholesale financing transactions as investing activities in the consolidated statements of cash flows. Consequently, when Toyota's products were sold to its dealers through the use of Toyota's wholesale financing program, investing cash outflows were reported on the basis that the Financial Services operations originated the wholesale finance receivables, while operating cash inflows were reported on the basis that the Automotive sales operations collected the trade receivables despite the fact that no cash received from a consolidated perspective related to the trade receivables as it was an intercompany transaction. The change in classification in the statements of cash flows reflects the fact that no cash was received by Toyota upon a sale to dealers and as a result, eliminates the effects of the intercompany transactions and reflects cash receipts from the sale of inventory as operating activities. In addition, the cash flows from finance receivables relating to the sale of Toyota product inventories, other than the above-described wholesale receivables, were also reclassified from investing activities to operating activities. Such cash flows include cash flows from sales-type lease receivables attributed to sales-type lease transactions involving inventories of Toyota products.

     The table below is a reconciliation of Toyota's current presentation of cash flows compared to the presentation of cash flows reported in semi-annual consolidated financial statements for the six month period ended September 30, 2004.

                                                                          Yen in millions
                                                                         ------------------
     Six month period ended September 30, 2004
        Net cash provided by operating activities
           - As previously reported                                          1,367,973
                Amount reclassified from investing activities                   33,161
                                                                             ---------
        Net cash provided by operating activities
           - After reclassification                                          1,401,134
                                                                             ---------

        Net cash used in investing activities
           - As previously reported                                         (1,760,291)
                Amount reclassified from operating activities                  (33,161)
                                                                             ----------
        Net cash used in investing activities
           - After reclassification                                         (1,793,452)
                                                                             ----------

TOYOTA MOTOR CORPORATION
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
13.  Subsequent event

     Toyota received common shares of the Mitsubishi UFJ Financial Group, Inc. because of the merger between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. on October 1, 2005 in exchange for common shares of UFJ Holdings Inc., which Toyota had held. As a result of this transaction, in accordance with accounting principles generally accepted in the United States of America, Toyota will record a gain of approximately \140.0 billion ($ 1.2 billion) in income before income taxes, minority interest and equity in earnings of affiliated companies in the fiscal year ending March 31, 2006 as a difference between acquisition costs of prior-merger shares and the fair market value of post-merger shares.